Exhibit 99.2

PROFOUND MEDICAL CORP.

INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

MARCH 31, 2023

PRESENTED IN US DOLLARS (000s)

Profound Medical Corp.

Interim Condensed Consolidated Balance Sheets

In USD (000s)

(Unaudited)

	March 31, 2023 $	December 31, 2022 $

Assets

Current assets
Cash	42,984	46,517
Trade and other receivables (note 3)	6,995	6,344
Inventory (note 4)	8,125	7,941
Prepaid expenses and deposits	861	1,222
Total current assets	58,965	62,024

Property and equipment (note 5)	882	899
Intangible assets (note 6)	630	680
Right-of-use assets (note 7)	765	818

Total assets	61,242	64,421

Liabilities

Current liabilities
Accounts payable and accrued liabilities	2,056	2,033
Deferred revenue	698	471
Long-term debt (note 8)	924	523
Provisions	65	58
Derivative financial instrument (note 8)	442	563
Lease liabilities (note 9)	242	239
Income taxes payable	347	298
Total current liabilities	4,774	4,185

Long-term debt (note 8)	6,226	6,651
Deferred revenue	752	764
Lease liabilities (note 9)	755	817

Total liabilities	12,507	12,417

Shareholders’ Equity

Share capital (note 10)	209,404	205,825
Contributed surplus	18,644	18,704
Accumulated other comprehensive loss	16,790	16,837
Deficit	(196,103)	(189,362)

Total Shareholders’ Equity	48,735	52,004

Total Liabilities and Shareholders’ Equity	61,242	64,421

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Profound Medical Corp.

Interim Condensed Consolidated Statements of Loss and Comprehensive Loss

In USD (000s)

(Unaudited)

	Three months ended March 31, 2023 $	Three months ended March 31, 2022 $

Revenue (note 12)
Recurring - non-capital	1,467	1,024
Capital equipment	393	340
	1,860	1,364
Cost of sales (note 13)	647	928
Gross profit	1,213	436

Operating expenses (note 13)
Research and development	3,840	3,180
General and administrative	2,106	2,346
Selling and distribution	2,105	2,202
Total operating expenses	8,051	7,728

Operating Loss	6,838	7,292

Net finance (income) costs (note 14)	(145)	892

Loss before income taxes	6,693	8,184

Income taxes	48	31

Net loss attributed to shareholders for the period	6,741	8,215

Other comprehensive loss
Item that may be reclassified to loss
Foreign currency translation adjustment - net of tax	47	2,293

Net loss and comprehensive loss for the period	6,788	10,508

Loss per share (note 15)
Basic and diluted loss per common share	0.32	0.40

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Profound Medical Corp.

Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

In USD (000s)

(Unaudited)

	Number of shares	Share capital $	Contributed surplus $	Accumulated other comprehensive income $	Deficit $	Total $

Balance – January 1, 2022	20,776,217	219,579	16,986	4,746	(160,693)	80,618

Net loss for the period	-	-	-	-	(8,215)	(8,215)
Cumulative translation adjustment – net of tax of $nil	-	3,210	263	(2,293)	-	1,180
Exercise of share options	3,300	8	(2)	-	-	6
Share-based compensation (note 11)	-	-	875	-	-	875
Balance – March 31, 2022	20,779,517	222,797	18,122	2,453	(168,908)	74,464

Balance – January 1, 2023	20,879,497	205,825	18,704	16,837	(189,362)	52,004
Net loss for the period	-	-	-	-	(6,741)	(6,741)
Cumulative translation adjustment – net of tax of $nil	-	169	(14)	(47)	-	108
Exercise of share options	500	1	(1)	-	-	-
Exercise of warrants	234,335	3,409	(986)	-	-	2,423
Share-based compensation (note 11)	-	-	941	-	-	941
Balance – March 31, 2023	21,114,332	209,404	18,644	16,790	(196,103)	48,735

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Profound Medical Corp.

Interim Condensed Consolidated Statements of Cash Flows

In USD (000s)

(Unaudited)

	Three months ended March 31, 2023 $	Three months ended March 31, 2022 $

Operating activities
Net loss for the period	(6,741)	(8,215)
Adjustments to reconcile net loss to net cash flows from operating activities:
Depreciation of property and equipment (note 5)	179	154
Amortization of intangible assets (note 6)	50	265
Depreciation of right-of-use assets (note 7)	54	60
Share-based compensation (note 11)	941	875
Interest and accretion expense	192	16
Deferred revenue	212	127
Change in fair value of derivative financial instrument (note 14)	(121)	(77)
Change in amortized cost of trade and other receivables (note 3)	(39)	(44)
Changes in non-cash working capital balances
Trade and other receivables	(600)	(365)
Prepaid expenses and deposits	364	273
Inventory	(330)	(631)
Accounts payable and accrued liabilities	(21)	(433)
Provisions	6	13
Income taxes payable	48	-
Foreign exchange on cash	(17)	123
Net cash flow used in operating activities	(5,823)	(7,859)

Financing activities
Payment of long-term debt (note 8)	(206)	-
Proceeds from share options exercised	-	6
Proceeds from warrants exercised	2,423	-
Payment of lease liabilities (note 9)	(73)	(81)
Total cash from (used in) financing activities	2,144	(75)

Net change in cash during the period	(3,679)	(7,934)
Foreign exchange on cash	146	906
Cash – Beginning of period	46,517	67,152
Cash – End of period	42,984	60,124

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

March 31, 2023

In USD (000s)

(Unaudited)

1	Description of business

Profound Medical Corp. (Profound) and its subsidiaries (together, the Company) were incorporated under the Ontario Business Corporations Act on July 16, 2014. The Company is a medical technology company developing treatments to ablate the prostate gland, uterine fibroids, osteoid osteoma and nerves for palliative pain relief for patients with metastatic bone disease.

The Company’s registered address is 2400 Skymark Avenue, Unit 6, Mississauga, Ontario, L4W 5K5, Canada.

2	Summary of significant accounting policies and basis of preparation

Basis of preparation

The Company prepares its consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS), applicable to the preparation of interim condensed consolidated financial statements, including International Accounting Standards (IAS) 34, Interim Financial Reporting. These interim condensed consolidated financial statements are presented in US dollars and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2022, which were prepared in accordance with IFRS.

These interim condensed consolidated financial statements are prepared in accordance with the accounting policies as set out in the Company’s annual consolidated financial statements for the year ended December 31, 2022 prepared in accordance with IFRS. The presentation of these interim condensed consolidated financial statements is consistent with the presentation of the annual consolidated financial statements

The Board of Directors approved these consolidated financial statements on May 10, 2023. These consolidated financial statements comply with IFRS.

The interim condensed consolidated financial statements were prepared on a going concern basis under the historical cost convention, except for the derivative financial instrument, which is measured at fair value through profit or loss.

The fair values of cash, trade and other receivables, accounts payable and accrued liabilities and lease liabilities approximate their carrying values, due to their relatively short periods to maturity. The fair value of the long-term debt approximates its carrying amount as it has a floating interest rate.

(1)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

March 31, 2023

In USD (000s)

(Unaudited)

3	Trade and other receivables

The trade and other receivables balance comprises the following:

	March 31, 2023 $	December 31, 2022 $

Trade receivables	6,839	5,837
Indirect tax receivables	155	494
Other receivables	1	13
Total trade and other receivables	6,995	6,344

Trade receivables past due represents amounts not collected beyond the customer’s contractual terms. The Company applies the simplified approach to provide for expected credit losses prescribed by IFRS 9, which permits the use of the lifetime expected loss provision for all trade receivables. At March 31, 2023 and December 31, 2022 there were no trade receivables that were past due.

Management continually reviews the future cash flows used in the calculation of the amortized cost of its trade and other receivables. Due to the COVID-19 pandemic and access to customer locations, certain trade and other receivables are expected to have a longer repayment term due to the payment term being based on installation of the device. The Company recognized $39 of interest income for the three months ended March 31, 2023 ($44 for the three months ended March 31, 2022).

4	Inventory

	March 31, 2023 $	December 31, 2022 $

Finished goods	5,672	5,455
Raw materials	2,464	2,491
Inventory provision	(11)	(5)
Total inventory	8,125	7,941

During the three months ended March 31, 2023, $476 (three months ended March 31, 2022 - $627) of inventory was recognized in cost of sales. The Company increased its inventory provision by $6 during the three months ended March 31, 2023 (increased for the three months ended March 31, 2022 - $6). There were no other inventory writedowns charged to cost of sales during the period ended March 31, 2023.

(2)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

March 31, 2023

In USD (000s)

(Unaudited)

5	Property and equipment

	Leasehold improvements $	Equipment under lease $	Total $

At January 1, 2023
Cost	542	1,835	2,377
Accumulated depreciation	(330)	(1,148)	(1,478)
Net book value	212	687	899

Three months ended March 31, 2023
Opening net book value	212	687	899
Additions	-	161	161
Foreign exchange	-	1	1
Depreciation	(15)	(164)	(179)
Closing net book value	197	685	882

At March 31, 2023
Cost	542	1,996	2,538
Accumulated depreciation	(345)	(1,311)	(1,656)
Net book value	197	685	882

6	Intangible assets

	Exclusive licence agreement $	Software $	Total $

As at January 1, 2023
Cost	231	978	1,209
Accumulated amortization	(96)	(433)	(529)
Net book value	135	545	680

Three months ended March 31, 2023
Opening net book value	135	545	680
Amortization	(5)	(45)	(50)
Closing net book value	130	500	630

At March 31, 2023
Cost	231	978	1,209
Accumulated amortization	(101)	(478)	(579)
Net book value	130	500	630

(3)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

March 31, 2023

In USD (000s)

(Unaudited)

7	Right-of-use assets

Leased premises $

As at January 1, 2023
Cost	1,679
Accumulated depreciation	(861)
Net book value	818

Three months ended March 31, 2023
Opening net book value	818
Foreign exchange	1
Depreciation	(54)
Closing net book value	765

As at March 31, 2023
Cost	1,679
Accumulated depreciation	(914)
Net book value	765

The Company leases office premises in Mississauga, Canada. This lease agreement is entered into for a ten-year period.

8	Long-term debt

On November 3, 2022, the Company signed a term loan agreement with CIBC Innovation Banking (CIBC) to provide a secured loan for total gross proceeds of C$10,000 maturing on November 3, 2027 with an interest rate based on prime plus 2%. The Company is required to make interest only payments until October 31, 2023 with monthly repayments of the principal of C$208 plus accrued interest commencing on October 31, 2023. All obligations of the Company under the term loan agreement were guaranteed by current and future subsidiaries of the Company and included security of first priority interests in the assets of the Company and its subsidiaries. The Company has financial covenants in relation to the CIBC loan where unrestricted cash is at all times greater than EBITDA for the most recent six month period, reported on a monthly basis and that revenue for any fiscal quarter must be 15% greater than revenue for the same fiscal quarter in the prior fiscal year, reported on a quarterly basis. The Company is in compliance with these financial covenants as at March 31, 2023. Future compliance with the financial covenants included in the CIBC loan is dependent upon achieving certain revenue, EBITDA, and anticipated cash levels.  Management considers there is a potential for a breach of these covenants in 2023 due to the volatility and unpredictability of revenues experienced in the last quarters.

(4)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

March 31, 2023

In USD (000s)

(Unaudited)

	March 31, 2023 $	December 31, 2022 $

Balance - Beginning of Period	7,174	-
Proceeds received, net	-	7,124
Fair value of warrants	-	(129)
Interest and accretion expense	180	115
Foreign exchange	2	108
Repayment	(206)	(44)
Balance - End of Period	7,150	7,174
Less: Current portion	924	523
Long-term portion	6,226	6,651

In connection with this term loan agreement on November 3, 2022, the Company also issued 47,287 common share purchase warrants to CIBC, with each warrant entitling the holder to acquire one common share at a price of C$5.29 per common share until the date that is 10 years from the closing of the term loan agreement, with a cashless exercise feature. The cashless exercise feature causes the conversion ratio to be variable and the warrants are therefore classified as a financial liability. Gains and losses on the warrants are recorded within net finance (income) costs on the consolidated statements of loss and comprehensive loss. A pricing model with observable market based inputs was used to estimate the fair value of the warrants issued and is considered level 2 in the fair value hierarchy. The estimated fair value of the warrants as at March 31, 2023 was $349 (December 31, 2022 - $418). The variables used to determine the fair values are as follows:

	March 31, 2023	December 31, 2022

Share price	C$12.53	C$14.48
Volatility	70%	70%
Expected life of warrants	6.6 years	6.9 years
Risk free interest rate	2.87%	3.30%
Dividend yield	-	-

In connection with the July 30, 2018 CIBC term loan agreement which was previously repaid, the Company also issued 32,171 common share purchase warrants to CIBC, with each warrant entitling the holder to acquire one common share at a price of C$9.70 per common share until the date that is 60 months from the closing of the term loan agreement, with a cashless exercise feature. The cashless exercise feature causes the conversion ratio to be variable and the warrants are therefore classified as a financial liability. Gains and losses on the warrants are recorded within net finance (income) costs on the consolidated statements of loss and comprehensive loss. A pricing model with observable market based inputs was used to estimate the fair value of the warrants issued and is considered level 2 in the fair value hierarchy. The estimated fair value of the warrants as at March 31, 2023 was $93 (December 31, 2022 - $145). The variables used to determine the fair values are as follows:

(5)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

March 31, 2023

In USD (000s)

(Unaudited)

	March 31, 2023	December 31, 2022

Share price	C$12.53	C$14.48
Volatility	84%	84%
Expected life of warrants	0.3 years	0.6 years
Risk free interest rate	3.78%	4.07%
Dividend yield	-	-

9	Lease liabilities

	March 31, 2023 $	December 31, 2022 $

Balance – Beginning of Period	1,056	1,377
Repayments	(73)	(312)
Foreign exchange	2	(68)
Interest and accretion expense	12	59
Balance – End of Period	997	1,056
Less: Current portion	242	239
Long-term portion	755	817

10	Share capital

Common shares

The Company is authorized to issue an unlimited number of common shares.

Issued and outstanding (with no par value)

	March 31, 2023 $	December 31, 2022 $

21,114,332 (December 31, 2022 – 20,879,497) common shares	209,404	205,825

Warrants

A summary of warrants outstanding is shown below:

	Number of warrants	Weighted average exercise price C$	Weighted average remaining contractual life (years)

Balance - January 1, 2023	772,270	13.29	0.82
Expired	(458,477)	14.00	-
Exercised	(234,335)	14.00	0.05
Balance - March 31, 2023	79,458	7.08	5.85

(6)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

March 31, 2023

In USD (000s)

(Unaudited)

11	Share-based payments

Share options

Compensation expense related to share options for the three months ended March 31, 2023 was $415 (three months ended March 31, 2022 – $497). A summary of the share option changes during the period presented and the total number of share options outstanding as at those dates are set forth below:

	Number of options	Weighted average exercise price C$

Balance - January 1, 2023	1,511,773	16.07
Granted	13,900	13.39
Exercised	(500)	2.40
Forfeited/expired	(4,148)	13.44
Balance - March 31, 2023	1,521,025	16.06

The Company estimated the fair value of the share options granted during the period using the Black-Scholes option pricing model with the weighted average assumptions below.

March 22, 2023

Exercise price	C$13.39
Expected volatility	70%
Expected life of options	6 years
Risk-free interest rate	3.38%
Dividend yield	-
Number of share options issued	13,900

The following table summarizes information about the share options outstanding as at March 31, 2023:

Exercise price C$	Number of options outstanding	Weighted average remaining contractual life (years)	Number of options exercisable

2.01 – 4.00	1,300	0.22	1,300
8.01 – 10.00	347,197	4.35	318,197
10.01 – 12.00	121,262	5.18	112,362
12.01 – 14.00	26,200	7.69	8,300
14.01 – 16.00	147,956	6.02	131,754
16.01 – 18.00	434,889	7.17	306,278
20.01 – 22.00	600	7.39	378
22.01 – 24.00	429,721	8.03	197,921
24.01 – 26.00	1,900	7.68	1,091
28.01 – 30.00	10,000	7.95	5,002
	1,521,025	6.76	1,082,583

(7)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

March 31, 2023

In USD (000s)

(Unaudited)

Long-term incentive plan

Share-based compensation expense related to long-term incentive plan (LTIP) for the three months ended March 31, 2023 was $526 (three months ended March 31, 2022 – $378).

A summary of the RSU changes during the period are set forth below:

	Number of RSUs	Weighted average remaining contractual life (years)

Balance - January 1, 2023	443,861	2.38
Granted	10,000	3.00
Forfeited	(9,000)	2.38
Balance - March 31, 2023	444,861	2.14

12	Revenue

	Three months ended March 31,
	2023 $			2022 $
	Contracts with customers	Leasing	Total	Contracts with customers	Leasing	Total

Recurring - non-capital	1,257	210	1,467	894	130	1,024
Capital equipment	393	-	393	340	-	340
	1,650	210	1,860	1,234	130	1,364

13	Nature of expenses

	Three months ended March 31, 2023 $	Three months ended March 31, 2022 $

Production and manufacturing costs	216	599
Salaries and benefits	3,757	3,968
Consulting fees	1,018	1,123
Research and development expenses	816	238
Sales and marketing expenses	483	258
Amortization and depreciation	283	479
Share-based compensation	941	875
Rent	281	97
Software/hardware	160	276
Insurance	360	310
Office and shop supplies	133	238
Other expenses	250	195
	8,698	8,656

(8)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

March 31, 2023

In USD (000s)

(Unaudited)

14	Net finance (income) costs

	Three months ended March 31, 2023 $	Three months ended March 31, 2022 $

Change in fair value of derivative financial instrument	(121)	(77)
Lease liability interest expense (note 9)	12	16
Interest income	(297)	(34)
Change in amortized cost of trade and other receivables (note 3)	(39)	(44)
CIBC loan interest expense (note 8)	180	-
Foreign exchange loss	120	1,031
	(145)	892

Foreign currency risk occurs as a result of foreign exchange rate fluctuations between the time a transaction is recorded and the time it is settled.

The Company purchases goods and services denominated in foreign currencies and, accordingly, is subject to foreign currency risk. The Company’s financial instruments denominated in foreign currencies are shown below in US dollars.

				March 31, 2023
	US dollars $	Euro $	Canadian dollars $	Chinese renminbi $	Total $

Cash	29,034	808	12,975	167	42,984
Trade and other receivables	4,765	1,640	590	-	6,995
Accounts payable and accrued liabilities	(145)	(494)	(1,400)	(17)	(2,056)
Derivative financial instrument	-	-	(442)	-	(442)
Lease liabilities	-	-	(997)	-	(997)
Long-term debt	-	-	(7,150)	-	(7,150)

As at March 31, 2023, if foreign exchange rates had been 5% higher, with all other variables held constant, loss and comprehensive loss would have been $284 higher, mainly as a result of the translation of foreign currency denominated cash, trade and other receivables, accounts payable and accrued liabilities, other liabilities and lease liabilities. The Company does not use derivatives to reduce exposure to foreign currency risk.

(9)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

March 31, 2023

In USD (000s)

(Unaudited)

15	Loss per share

The following table shows the calculation of basic and diluted loss per share:

	Three months ended March 31, 2023	Three months ended March 31, 2022

Net loss for the period	$6,741	$8,215
Weighted average number of common shares	20,922,209	20,776,437
Basic and diluted loss per share	$0.32	$0.40

The computation of diluted loss per share is equal to the basic loss per share due to the anti-dilutive effect of the share options, RSUs, DSUs and warrants. Of the 1,521,025 share options (March 31, 2022 – 1,887,679), 444,861 RSUs (March 31, 2022 – 213,983), 60,000 DSUs (March 31, 2022 – nil) and 79,458 warrants (March 31, 2022 – 724,983) not included in the calculation of diluted loss per share for the period ended March 31, 2023, 1,162,041 (March 31, 2022 – 1,589,646) were exercisable.

16	Related party transactions

Key management includes the Company’s directors and senior management team. The remuneration of directors and the senior management team was as follows:

	Three months ended March 31, 2023 $	Three months ended March 31, 2022 $

Salaries and employee benefits	478	759
Directors’ fees	81	63
Share-based compensation	777	156
	1,336	978

Executive employment agreements allow for additional payments in the event of a liquidity event, or if the executive is terminated without cause.

17	Segment reporting

The Company’s operations are categorized into one industry segment, which is medical technology focused on magnetic resonance guided ablation procedures for the treatments to ablate the prostate gland, uterine fibroids, osteoid osteoma and nerves for palliative pain relief for patients with metastatic bone disease. The Company is managed geographically in Canada, Germany, USA, China and Finland.

(10)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

March 31, 2023

In USD (000s)

(Unaudited)

For the three months ended March 31, 2023:

	Canada $	USA $	Germany $	Total $

Revenue
Recurring - non-capital	41	1,060	366	1,467
Capital equipment	-	-	393	393
	41	1,060	759	1,860

For the three-months ended March 31, 2022:

	Canada $	USA $	Germany $	Total $

Revenue
Recurring - non-capital	130	613	281	1,024
Capital equipment	340	-	-	340
	470	613	281	1,364

Other financial information by segment as at March 31, 2023:

	Canada $	USA $	Germany $	China $	Finland $	Total $

Total assets	52,556	3,733	1,867	179	2,907	61,242
Intangible assets	630	-	-	-	-	630
Property and equipment	197	685	-	-	-	882
Right-of-use assets	765	-	-	-	-	765
Amortization of intangible assets	50	-	-	-	-	50
Depreciation of property and equipment	14	165	-	-	-	179
Depreciation of right-of-use assets	54	-	-	-	-	54

(11)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

March 31, 2023

In USD (000s)

(Unaudited)

Other financial information by segment as at December 31, 2022:

	Canada $	USA $	Germany $	China $	Finland $	Total $

Total assets	57,694	3,010	1,288	56	2,373	64,421
Intangible assets	680	-	-	-	-	680
Property and equipment	212	687	-	-	-	899
Right-of-use assets	818	-	-	-	-	818
Amortization of intangible assets	704	-	-	-	-	704
Depreciation of property and equipment	59	613	-	-	-	672
Depreciation of right-of-use assets	219	-	-	9	-	228

(12)